UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Carisma Therapeutics Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14216R 101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14216R 101	Page 2

1	NAME OF REPORTING PERSON: Longview Innovation Corp. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 99-0384304
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,713,232
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,713,232

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,713,232
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.7%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Based on 40,356,806 shares of the Issuer’s common stock outstanding as of November 6, 2023 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 14216R 101	Page 3

1	NAME OF REPORTING PERSON: IPG Cayman LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-1533434
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,067,924
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,067,924

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,067,924
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.1%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)

Based on 40,356,806 shares of the Issuer’s common stock outstanding as of November 6, 2023 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 14216R 101	Page 4

1	NAME OF REPORTING PERSON: CT SPV Investment LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 86-2213372
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 377,444
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 377,444

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 377,444
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.9%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)

Based on 40,356,806 shares of the Issuer’s common stock outstanding as of November 6, 2023 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 14216R 101	Page 5

1	NAME OF REPORTING PERSON: IPG USA SCO LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 267,864
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 267,864

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 267,864
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.7%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)

Based on 40,356,806 shares of the Issuer’s common stock outstanding as of November 6, 2023 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023.

Item 1

(a) Name of Issuer:

Carisma Therapeutics Inc.

(b) Address of Issuer’s Principal Executive Offices:

3675 Market Street, Suite 200

Philadelphia, Pennsylvania 19104

Item 2

(a) Names of Persons Filing:

Each of the following is a reporting person (“Reporting Person”):

Longview Innovation Corp.

IPG Cayman LP

CT SPV Investment LP

IPG USA SCO LP

(b) Address or principal business office or, if none, residence:

The address for the principal business office of the Reporting Persons is:

c/o Longview Innovation Corp.

3411 Silverside Road

Baynard Building, Suite 252

Wilmington, Delaware 19810

(c) Citizenship:

Reference is made to the response to item 4 on each of pages 2-5 of this Schedule 13G (this “Schedule”), which  responses are incorporated herein by reference.

(d) Title and Class of Securities:

Common Stock, par value $0.001 per share.

(e) CUSIP No.:

14216R 101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Reference is hereby made to the responses to items 5-9 and 11 on each of pages 2-5 of this Schedule, which responses are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2024

LONGVIEW INNOVATION CORP.

By:	/s/ Brandon Fleishman
Name:	Brandon Fleishman
Title:	General Counsel

IPG CAYMAN LP
By: IPG USA (GP) LLC, its General Partner
By: Longview Innovation Corp., its Fund Manager

By:	/s/ Brandon Fleishman
Name:	Brandon Fleishman
Title:	Authorized Signatory

IPG USA SCO LP
By: Longview Innovation Corp., its delegated manager

By:	/s/ Brandon Fleishman
Name:	Brandon Fleishman
Title:	Authorized Signatory

CT SPV INVESTMENT LP
By: Longview Innovation Corp., its general partner

By:	/s/ Brandon Fleishman
Name:	Brandon Fleishman
Title:	Authorized Signatory